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**AM 5/9/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03054183

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
MAY 7 2003
528

| SEC FILE NUMBER |
|---|
| 8-51711 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEFFERSON WORLDWIDE GROUP LTD.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 VAN NESS STREET N.W.
(No. and Street)

| WASHINGTON, | D.C. | 20008 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. COOLIDGE — 202-244-4497
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMERMAN, JACOBS & GOLTCHE CPA's PC
(Name — *if individual, state last, first, middle name*)

| 655 THIRD AVENUE, | NEW YORK, | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Nicholas J. Colvige, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson Worldwide Group Ltd., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

District of Columbia ss:

Subscribed and sworn to before me this 2nd day of May, 2003

Witness my hand and official seal:

[illegible] V. Baten, Notary Public

Notary Public

My Commission Expires August 14, 2003

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

655 Third Avenue
New York, N.Y. 10017

Telephone 212.949.4040
Fax 212.949.5111

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Jefferson Worldwide Group Ltd.

We have audited the accompanying statement of financial condition of Jefferson Worldwide Group Ltd. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson Worldwide Group Ltd. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

In connection with our audit, nothing came to our attention that caused us to believe the Company had failed to comply with the conditions of the Securities and Exchange Commission's Rule 15c3-3k(2)(i) exemption and that no facts came to our attention to indicate that the exemption referred to above had not been complied with since our last audit of the financial statements as of December 31, 2001 and for the year then ended. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of noncompliance with such requirements.

Kamerman, Jacobs & Goltche
Certified Public Accountants PC

New York, New York
March 20, 2003

JEFFERSON WORLDWIDE GROUP LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 6,005 |
| Advance to officer | 6,048 |
| Total Current Assets | 12,053 |
| TOTAL ASSETS | $12,053 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| None | $ 0 |
| Total Liabilities | 0 |
| Stockholder's Equity: | |
| Common stock, no par value, authorized 200 shares, issued 85 shares | 8,500 |
| Retained earnings | 3,553 |
| Total Stockholder's Equity | 12,053 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $12,053 |

The accompanying notes are an integral part of these financial statements.

JEFFERSON WORLDWIDE GROUP LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note #1 - Organization and Nature of Business

The Company was incorporated on March 4, 1999 under the name of Summerfield Securities Corporation. On October 1, 1999, the company changed its name to Jefferson Worldwide Group Ltd.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation that is wholly-owned by Nicholas J. Coolidge.

Note #2 - Significant Accounting Policies

Basis of Presentation:

The Company's sole employee is its owner, Mr. Coolidge. The firm operates pursuant to SEC Rule 15c3-1(a)(2)(vi) and does not hold customer funds or securities, or owe funds or securities to customers or carry customer accounts.

Income Taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note #3 - Net Capital Requirements

At December 31, 2002, the Company had net capital of $6,005, which was $1,005 in excess of its required net capital of $5,000.

Note #4 - Exemption from Rule 15c3-3

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(2)(i).

Note #5 - Related Party Transactions

There is an agreement between the company and the law office of Mr. Coolidge by which the law office paid all of the general and administrative expenses of the company. The agreement is continuing.

Note #6 - Reconciliation of Net Capital Under Rule 15c3-1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) focus report | $6,105 |
| Non-Allowable assets erroneously included: Petty cash | (100) |
| Liabilities erroneously omitted: None | (0) |
| Net Capital Per Audited Computation of Net Capital - Schedule I | $6,005 |

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

655 Third Avenue
New York, N.Y. 10017

Telephone 212.949.4040
Fax 212.949.5111


SEC MAIL
PROCESSING
RECEIVED
2003
WASH. D.C.
181
SECTION

INTERNAL CONTROL LETTER

The Board of Directors
Jefferson Worldwide Group Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Jefferson Worldwide Group Ltd. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Kamerman, Jacobs + Goltche
Certified Public Accountants PC

New York, New York
March 20, 2003